                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                            CASTLE BRANDS INC. (ROX)
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    148435100
                                    ---------
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 148435100
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

                               CNF INVESTMENTS LLC
                    I.R.S. Identification Number: 52-2214279
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    MARYLAND
--------------------------------------------------------------------------------
                     5.  SOLE VOTING POWER

                                                                     650,787
                   -------------------------------------------------------------
NUMBER OF            6.  SHARED VOTING POWER
SHARES
BENEFICIALLY                                                            0
OWNED BY EACH      -------------------------------------------------------------
REPORTING            7.  SOLE DISPOSITIVE POWER
PERSON WITH:
                                                                     650,787
                   -------------------------------------------------------------
                     8.  SHARED DISPOSITIVE POWER

                                                                        0
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    650,787*
--------------------------------------------------------------------------------
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      5.4%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       OO
--------------------------------------------------------------------------------
* Includes 12,500 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of February 14, 2007. Mr. Robert J. Flanagan, who is a manager of CNF Investments LLC and a director of the Issuer, exercises voting and investment control of these securities. Mr. Flanagan disclaims beneficial ownership of these shares except to the extent of his pecuniary interest.

CUSIP No. 148435100
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

                               ROBERT J. FLANAGAN
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
--------------------------------------------------------------------------------
                     5.  SOLE VOTING POWER

                                                                     677,912
                   -------------------------------------------------------------
NUMBER OF            6.  SHARED VOTING POWER
SHARES
BENEFICIALLY                                                            0
OWNED BY EACH      -------------------------------------------------------------
REPORTING            7.  SOLE DISPOSITIVE POWER
PERSON WITH:
                                                                     677,912
                   -------------------------------------------------------------
                     8.  SHARED DISPOSITIVE POWER

                                                                        0
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    677,912*
--------------------------------------------------------------------------------
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      5.6%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN
--------------------------------------------------------------------------------
* Includes 24,625 shares of Common Stock issuable upon exercise of options exercisable within 60 days of February 14, 2007. Also includes 2,500 shares of
Common Stock issuable upon exercise of warrants exercisable within 60 days of
February 14, 2007 that are held by the Flanagan Family Limited Partnership, an entity of which Mr. Flanagan is the general partner. Mr. Flanagan disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. Also includes 638,287 shares of Common Stock held by CNF Investments
LLC and 12,500 shares of Common Stock issuable upon exercise of warrants held by
CNF Investments LLC that are exercisable within 60 days of February 14, 2007.
Mr. Flanagan is a manager of CNF Investments LLC. Mr. Flanagan disclaims beneficial ownership of these shares except to the extent of his pecuniary interest.

     This Schedule 13G, relating to the common stock, par value $0.01 per share
(the "Common Stock"), issued by Castle Brands Inc., a Delaware corporation (the
"Issuer"), is being filed by and on behalf of CNF Investments LLC and Robert J.
Flanagan, a director of the Issuer. Mr. Flanagan is also a manager of CNF
Investments LLC and exercises voting and investment control of the securities of the Issuer held by CNF Investments LLC.

ITEM 1(A).  NAME OF ISSUER:

            Castle Brands Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            570 Lexington Avenue, 29th Floor
            New York, New York 10022

ITEM 2(A).  NAME OF PERSON FILING:

            CNF Investments LLC
            Robert J. Flanagan

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            CNF Investments
            c/o Clark Enterprises, Inc.
            7500 Old Georgetown Road, 15th Floor
            Bethesda Maryland, 20814

            Robert J. Flanagan
            c/o Clark Enterprises, Inc.
            7500 Old Georgetown Road, 15th Floor
            Bethesda Maryland, 20814

ITEM 2(C).  CITIZENSHIP:

            CNF Investments is a Maryland limited liability company.
            Robert J. Flanagan is a citizen of the United States.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $0.01

ITEM 2(E).  CUSIP NUMBER:

            148435100

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR
            240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ]  Broker or dealer registered under Section 15 of the
                     Exchange Act.

           (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.
           (c) [ ]  Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.
           (d) [ ]  Investment company as defined in Section 8 of the
                    Investment Company Act.
           (e) [ ]  An investment adviser in accordance with
                    ss.240.13d-1(b)(1)(ii)(E).
           (f) [ ]  An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).
           (g) [ ]  A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).
           (h) [ ]  A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.
           (i) [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
                    Company Act.
           (j) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

           Not Applicable.

ITEM 4.    OWNERSHIP:

(A)  AMOUNT BENEFICIALLY OWNED:

           CNF Investments LLC                                        650,787
           Robert J. Flanagan                                         677,912

(B)  PERCENT OF CLASS:

           CNF Investments LLC                                         5.4%
           Robert J. Flanagan                                          5.6%

(C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS

     (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

           CNF Investments LLC                                        650,787
           Robert J. Flanagan                                         677,912

     (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

           CNF Investments LLC                                           0
           Robert J. Flanagan                                            0

     (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF :

           CNF Investments LLC                                        650,787
           Robert J. Flanagan                                         677,912

     (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

           CNF Investments LLC                                           0
           Robert J. Flanagan                                            0

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following [_].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not Applicable.

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
           THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not Applicable.

ITEM 10.   CERTIFICATION.

           Not Applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007
                                             CNF INVESTMENTS LLC

                                             By: /s/ Robert J. Flanagan
                                                 ----------------------
                                             Name: Robert J. Flanagan
                                             Title: Manager

Dated: February 14, 2007

                                             /s/ Robert J. Flanagan
                                             ----------------------
                                             Robert J. Flanagan